FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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1

Press release

Outlook 2003 and strategic initiatives

•	As a further step in the implementation of its strategy for Components, Thomson announces a restructuring of its US tube manufacturing assets

•	2003 profitability guidance is changed accordingly; 2003 free cash flow commitments are confirmed. Actions announced today sustain 2004 operating margin objectives of 8-9% which are confirmed

•	Key contract wins (1) : announcement today of a multiyear agreement to supply DIRECTV with software solutions

•	Key contract wins (2) : Thomson will supply set top boxes to Sky Italia

Paris, June 13, 2003 – Thomson’s Board of Directors met in Paris on June 12th to review strategic initiatives and the financial outlook for 2003 and 2004.

As previously indicated, the business environment in the US for TV manufacturing has deteriorated in 2002 and notably 2003 with significant market share losses among local producers to competitive imports. Demand and prices for TV tubes in the US have declined sharply.

In order to adapt to this new business environment, Thomson is expanding its activities in China, in order to increase access to the world’s largest and fastest-growing TV manufacturing market. A major agreement to supply around 2 million tubes to the Changhong Group was announced in April. A second tube line opens in Foshan in third quarter 2003. Thomson expects to finalize further initiatives shortly.

The US tubes and glass manufacturing operations are unprofitable, necessitating the restructuring actions announced today. In addition, however, the unprofitability of the Components Division expected in the first half and potentially the full year now lead the Group to change its 2003 profitability, although not cash, outlook.

“Today’s announcement reflects the Group’s determination to accelerate the repositioning of our tube business to China, and hence improve our profitability whilst maintaining appropriate capacity to meet client demand as well as keeping our 2003 cashflow commitments’ said Charles Dehelly, CEO of Thomson.

Two new contracts are also announced today, resulting from Thomson’s efforts to reinforce its partnerships with the leading pay TV operators. The Group announces (I) a significant contract to develop and supply to DIRECTV software systems (“middleware”) and separately (II) that it will supply set top boxes to Sky Italia

Components restructuring

The Group currently operates 4 tube lines in the United States, in Marion, Indiana, and 2 tube lines in Mexico, at Mexicali, as well as a glass manufacturing plant in Circleville, Ohio. Thomson announced today its intention to shut down two lines in its Marion plant, and not to invest to renew a glass line at its Circleville plant.

The profitability of Thomson’s tube manufacturing operations remains solid in Asia, as well as in Europe despite some impact of the lower dollar, but no longer offsets the losses in the US. Assuming current conditions, the Components division is expected to make an operating loss in the range of 70-80 million euros before restructuring charges in 2003, with a slightly higher loss in the first half of the current year, compared to an operating profit of 84 million for the full year 2002 (operating profit of 44 million in first half 2002).

The actions announced today will lead to charges of some 90 million euros, approximately two-thirds cash expenses, one-third asset write-offs. The net book value of the remaining two lines at Marion will be around 35 million euros at end of June 2003. The workforce will be roughly half of its 2002 year-end number. Annualized savings from the restructuring are estimated at 50 million euros, significantly improving the profitability of the North American operations in 2004.

Accordingly, there is no change in the Group’s 2004 operating margin objectives of 8-9%.

Impact on the Group in 2003 – profitability and cashflow

The impact of the expected losses in Components will be to reduce the Group’s first half operating profit to around 140 to 150 million euros and full year operating margin by about one percentage point versus the Group’s previous target of 7.5% (about half a point lower than the 7% operating margin achieved in FY 2002).

Market conditions for the Group’s Content and Network operations and Patents and Licensing operations continue satisfactorily and according to plan. Market conditions in Consumer Products remain tough, notably in the US, but the Group remains confident of its ability to continue to adjust its cost structure over the year. Thomson continues to discuss strategic partnerships in consumer products, with a view to a resolution of this initiative in 2003.

As previously announced, the Group will take the bulk of its 2003 restructuring charge in the first half. The Group continues to make progress in cash generation in line with plans. Programs have been launched to extract further savings in working capital requirements and other cash spending. Any restructuring charges and spending above the targeted ceiling of 1.5% of annual sales will be decided only if offset by a combination of additional cash savings and asset disposals.

Accordingly, Thomson confirms its free cash flow objective of at least 500 million euros for the full year 2003.

New contract with DIRECTV

Separately, Thomson and DIRECTV announce the signature of a significant multiyear contract whereby Thomson will develop and supply interactive and related software for DIRECTV’s new enhance digital set top boxes.

The contract leverages the MediaHighway middleware skills, acquired with Canal+ Technologies and developed since, and demonstrates the quality and consistency of Thomson’s range of broadband products and services offered to its customers.

New contract with Sky Italia

Thomson announced today an agreement with Sky Italia, a subsidiary of News Corporation, and a key European pay TV platform, to supply set-top boxes. The agreement is expected to begin in early 2004.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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For Immediate Release

DIRECTV Chooses Thomson’s

MEDIAHIGHWAY Middleware

Customers to Benefit from Next Generation Digital Set-top Boxes

With New Interactive Services and Simplified User Interface

Paris, France, Los Angeles, USA, June 13, 2003 – Thomson (Euronext Paris: 18453; NYSE: TMS) and DIRECTV, Inc. announced today that Canal+ Technologies, Thomson’s digital video software solutions business, has signed a contract with DIRECTV Enterprises, LLC, parent company of DIRECTV, Inc. This agreement will allow DIRECTV to provide MEDIAHIGHWAY middleware platform to new enhanced standard DIRECTV digital set-top boxes. With more than 11.4 million subscribers and more than 18 million set-top-boxes deployed, DIRECTV is the leading digital multichannel television service in the United States.

DIRECTV’s choice of MEDIAHIGHWAY underlines Thomson’s leadership in the provision of open middleware platforms for digital television operators worldwide. The Java™-based MEDIAHIGHWAY interactive solution developed for DIRECTV will be ported on set-top boxes provided by multiple consumer electronics manufacturers. The middleware will enable DIRECTV to enhance the customer experience, while providing DIRECTV and its CE manufacturers with operational efficiencies and lower costs in the development and manufacture of advanced set-top boxes. DIRECTV customers will benefit from the middleware via a simplified and more consistent on-screen user interface as well as the planned deployment of a new suite of interactive shopping, news, weather, games and sports programming services.

DIRECTV’s decision confirms the strategic positioning of Thomson as a key supplier for leading service operators. MEDIAHIGHWAY, which enables digital network operators to enjoy efficient customer relationship management, is at the heart of Thomson’s strategy to supply solutions, products, and services to enable the delivery of content from its creative source to customers.

“We are delighted to provide MEDIAHIGHWAY to a world renowned leader who will bring real interactivity to the U.S. television market while optimizing its competitive procurement and customer care management,” said François Carayol, Chairman and CEO Canal+ Technologies. “With the signing of DIRECTV, we are now providing the top operators across Europe, Asia and the U.S. with cutting-edge interactive television technology. Thomson’s technology will enable DIRECTV to offer its subscribers the industry’s most advanced interactive television services, truly adding value to entertainment.”

“The DIRECTV strategy is to utilize world-class technology to bring its customers the most robust and entertaining television service available,” said Roxanne Austin, president and COO, DIRECTV, Inc. “We strive to exceed the expectations of our customers by bringing them new programming services that transcend traditional television. Our long-standing partnership with Thomson continues to benefit DIRECTV customers and we look forward to raising the bar for digital television services again as we deploy MEDIAHIGHWAY into the DIRECTV network.”

“This agreement further strengthens the longstanding relationship we have built with DIRECTV since we together developed the first high-power digital broadcast satellite network in 1992. As we have reinforced our technology and asset base, we are now in an unrivaled position to provide end-to-end solutions to network operators as they want to drive interactive and digital television expansion. This agreement is a further example of how we can leverage our leading technology and market positions to capitalize on growth opportunities as the digital transformation of the video chain accelerates,” said Charles Dehelly, CEO of Thomson.

The contract also includes the provision of MEDIAHIGHWAY Development Kit (MHDK), a comprehensive Java™-based application development and simulation environment, to enable DIRECTV to design its own customer interface and customized applications.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

Press release

Thomson named Supplier to Sky Italia

Paris, June 13, 2003 – Thomson (Euronext:18453; NYSE:TMS) today announced that they have reached an agreement with Sky Italia, a subsidiary of News Corporation Group, to be a supplier for set-top-boxes. The agreement is expected to begin in early 2004.

Today’s announcement is another step in Thomson’s strategy to expand its Content & Network division. It highlights the Group’s capacity to leverage its extensive offerings in digital set-top boxes and to further enlarge its digital networks customer base.

This agreement will enable the Group to capitalize upon the growth of satellite digital TV in Italy and strengthens Thomson’s ongoing strategic relationship with News Corporation Group.

“We are excited to add Sky Italia to our client portfolio and are proud to have been able to build on our technology developments with BSkyB’s leading platform. We look forward to continuing our successful relationship with News Corp on a global basis as a key partner in their continued success.” stated Enrique Rodriguez, Executive Vice-President, Broadband Access Products at Thomson.

Sky Italia was formed through the merger of Stream and Telepiù and is planning to launch the new SKY service in the summer.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : June 16, 2003

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer